UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2008

Commission file number: 000-30910

VUANCE LTD.
(Translation of registrant’s name into English)

Sagid House “Hasharon Industrial Park”
P.O. Box 5039
Qadima 60920, ISRAEL
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 3.01.	Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing

On December 11, 2008, Vuance Ltd. (the “Company”) was notified by the Nasdaq Stock Market that the Company does not comply with the continued listing requirements of Marketplace Rule 4310(c)(3), which requires the Company to have a minimum of $2.5 million in stockholders’ equity, or $35 million in market value of listed securities, or $500,000 of net income from continuing operations for the most recently completed fiscal year or two of the three most recently completed fiscal years.

The Nasdaq Staff has requested that the Company provide on or before December 26, 2008, the Company’s specific plan to achieve and sustain compliance with all The Nasdaq Capital Market listing requirements, including the time frame for completion of the plan.

On December 16, 2008, the Company issued a press release announcing the receipt of the Nasdaq Staff Deficiency Letter. A copy of the press release is included as Exhibit 99.1 to this Form 6-K.

Item 9.01	Financial Statements and Exhibits.

EXHIBIT INDEX

Exhibit Number	Exhibit Title

99.1	Press release of the Company dated as of December 16, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VUANCE LTD.

By:	/s/ Eyal Tuchman
Name: Eyal Tuchman
Title: Chief Executive Officer

Date:  December 16, 2008